UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
November 13, 2008
Commission File Number: 1-15174
Siemens Aktiengesellschaft
(Translation of registrant’s name into English)
Wittelsbacherplatz 2
D-80333 Munich
Federal Republic of Germany
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☑     Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes ☐     No  ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes ☐     No ☑
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐     No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Key figures

Earnings Release

Siemens Segment Information (continuing operations — preliminary and unaudited)

Siemens Consolidated Statements of Income (preliminary and unaudited)

Siemens Consolidated Statements of Income and Expense Recognized in Equity (preliminary and unaudited)

Siemens Consolidated Statements of Cash Flow (preliminary and unaudited)

Siemens Consolidated Balance Sheets (preliminary and unaudited)

SUPPLEMENTAL DATA:

Siemens Segment Information Analysis (I) (preliminary and unaudited)

Siemens Segment Information Analysis (II) (preliminary and unaudited)

Siemens Segment Information Analysis (III) (preliminary and unaudited)

Barbara Kux appointed to Managing Board

Legal Proceedings

Signatures

Key figures(1)	Q4 and Fiscal 2008(2)
(preliminary and unaudited; in millions of €, except where otherwise stated)

			% Change				% Change
Growth and profit	Q4 2008	Q4 2007	Actual	Adj.(3)	FY 2008	FY 2007	Actual	Adj.(3)

Continuing operations
New orders	22,205	21,328	4	6	93,495	83,916	11	13
Revenue	21,651	20,201	7	9	77,327	72,448	7	9

Total Sectors
Profit Total Sectors	1,485	1,992	-25		6,520	6,662	-2
in % of revenue (Total Sectors)	7.3%	10.6%			9.1%	10.1%

EBITDA (adjusted)	2,198	2,480	-11		8,528	8,230	4
in % of revenue (Total Sectors)	10.8%	13.2%			11.9%	12.4%

Continuing operations
EBITDA (adjusted)	-461	2,389	n.a.		5,585	7,686	-27
Income from continuing operations	-1,259	1,394	n.a.		1,859	3,909	-52
Basic earnings per share (in euros)(4)	-1.51	1.45	n.a.		1.91	4.13	-54

Continuing and discontinued operations(5)
Net income	-2,420	-74	n.a.		5,886	4,038	46
Basic earnings per share (in euros)(4)	-2.85	-0.17	n.a.		6.41	4.24	51

Return on capital employed (ROCE)	Q4 2008		Q4 2007	FY 2008		FY 2007

Continuing operations
Return on capital employed (ROCE)	-13.2%		15.9%	4.8%		12.7%

Continuing and discontinued operations(5)
Return on capital employed (ROCE)	-25.3%		-0.3%	14.8%		10.9%

Free cash flow and Cash conversion	Q4 2008		Q4 2007	FY 2008		FY 2007

Total Sectors
Free cash flow	3,291		2,983	7,892		7,235
Cash conversion	2.22		1.50	1.21		1.09

Continuing operations
Free cash flow	2,786		2,553	5,739		6,755
Cash conversion	>1		1.83	3.09		1.73

Continuing and discontinued operations(5)
Free cash flow	2,765		2,099	4,903		3,577
Cash conversion	>1		>1	0.83		0.89

Net debt and Capital structure	FY 2008			FY 2007

Net debt		9,034			11,299
Net debt / EBITDA (adj.)		1.62			1.47

Adjusted industrial net debt		2,364			5,828
Adj. industrial net debt / EBITDA (adj.) (cont.)		0.42			0.76

	September 30, 2008			September 30, 2007
Employees (in thousands)	Cont. Op.		Total(6)	Cont. Op.		Total(6)

Employees	427		428	398		471
Germany	132		133	126		152
Outside Germany	295		295	272		319

(1)	EBITDA (adjusted), Return on capital employed (ROCE), Free cash flow, Cash conversion rate and Adjusted industrial net debt are non-GAAP financial measures. Information for a reconciliation of these amounts to the most directly comparable IFRS financial measures is available on our Investor Relations website under www.siemens.com/ir, Financial Publications. Profit of the Sectors and Siemens IT Solutions and Services is reconciled to Income before income taxes in the table “Segment Information.” Profit of SFS is Income before income taxes.

(2)	July 1 — September 30, 2008 and October 1, 2007 — September 30, 2008.

(3)	Adjusted for portfolio and currency translation effects.

(4)	Earnings per share — attributable to shareholders of Siemens AG.

For fiscal 2008 and 2007 weighted average shares outstanding (basic) (in thousands) amounted to 893,166 and 898,135 respectively.

(5)	Discontinued operations consist of Siemens VDO Automotive activities as well as of carrier networks, enterprise networks and mobile devices activities.

(6)	Continuing and discontinued operations.

Earnings Release Q4 2008

Munich, Germany, November 13, 2008
Dynamic Close to Year of Transition
Topline Growth Again Above Target
Rapid Progress in Transformation Programs
Peter Löscher, President and Chief Executive Officer of Siemens AG
Financial highlights:

“We have done our homework. We did it more quickly than expected. That’s a great help to us now,” commented Siemens CEO Peter Löscher. “Coming out of our transition year in fiscal 2008, we confront new challenges in the macroeconomic environment. From our position of relative strength we intend to win market share profitably. Organic growth remains our focus, and despite the macroeconomic adversity we confirm our growth target. It has become clearly more ambitious to reach our income guidance for fiscal 2009. But we stick to it. As to the effects of the financial crisis on the real economy, we will assess them quarter by quarter.”

Siemens	2-4

Sectors, Equity Investments, Cross-Sector Businesses	5-11

Other operating and corporate activities	12

Subsequent Events and Outlook	13

Note and Disclaimer	14

•   Revenue rose 7% year-over-year, to €21.651 billion, and orders were €22.205 billion, up 4% from the fourth quarter a year earlier. On an organic basis, revenue increased 9% and orders were up 6%.

•   Total Sectors profit came in at €1.485 billion after transformation costs of €325 million.

•   Continuing operations posted a loss of €1.259 billion, after total transformation costs of €1.539 billion (pretax), a provision of approximately €1 billion related to legal and regulatory matters, and an endowment of €390 million (pretax) to the Siemens Foundation.

•   Net income was a negative €2.420 billion, including a loss of €1.161 billion in discontinued operations related mainly to divestment of a 51% stake in Siemens Enterprise Communications (SEN). EPS was a negative €2.85.

•   Free cash flow from continuing operations was €2.786 billion, a 9% increase compared to the strong fourth quarter a year earlier.

•   Siemens met operating guidance for the full fiscal year, and proposed a dividend of €1.60 per share compared to €1.60 per share in fiscal 2007.

•   Fiscal 2008 net income rose to €5.886 billion, while income from continuing operations was €1.859 billion, well below the prior-year level due primarily to the factors mentioned above. Orders and revenue increased 11% and 7%, respectively, compared to fiscal 2007.
Media Relations: Wolfram Trost
Phone: +49 89 636-34794
E-mail: wolfram.trost@siemens.com
Siemens AG, 80200 Munich, Germany

Siemens     2
Orders and Revenue

Topline growth again above target
Orders were €22.205 billion in the fourth quarter, up 4% from the prior-year period, while revenue rose 7% year-over-year, to €21.651 billion.
These results include negative currency translation effects of 4 percentage points on both orders and revenue. Excluding these effects and portfolio transactions, orders rose 6% and revenue increased 9%, both more than twice the rate of global GDP growth.
The book-to-bill ratio for the quarter was 1.03, close to the ratio of 1.06 in the same quarter a year earlier but below the book-to-bill ratio for fiscal 2008 as a whole.

Good balance in revenue growth
Revenue growth was well distributed among Siemens’ three Sectors, with a 13% increase in Energy, Healthcare up 9% and 5% growth in Siemens’s largest Sector, Industry.
Order growth was particularly strong in the Energy Sector, with a 19% increase compared to the prior-year period.
Major Energy orders in Europe
Siemens’ largest geographic region, comprising Europe, the Commonwealth of Independent States (CIS) and Africa, generated 11% order growth and 6% revenue growth in the fourth quarter, highlighted by large orders in Energy.
In the Americas, orders and revenue rose 2% and 1%, respectively, despite strong negative currency translation effects that took 7 percentage points from order growth and 8 percentage points from revenue growth. Market conditions in the U.S contributed to lower orders for all three Sectors, including a 14% decline at Energy.
The region consisting of Asia, Australia and the Middle East saw 18% revenue growth, including double-digit increases in China and India. Fourth-quarter orders came in 9% lower compared to a high basis of comparison in the prior-year period. This effect includes China, where a €334 million locomotive order at Mobility in the prior-year period accounted for more than the difference for China as a whole year-over-year.

Book-to-bill

1.06
1.32
1.29
1.23
1.03
21,328
20,201
24,242
18,400
23,371
18,094
23,677
19,182
22,205
21,651
Q4 2007
Q1 2008
Q2 2008
Q3 2008
Q4 2008
Figures in millions of €

● New Orders ● Revenue ○ Book-to-bill ratio

New Orders & Revenue

	Q4 2007	Q4 2008	% Change Act.	% Change Adj.
New Orders	21,328	22,205	4%	6%
Revenue	20,201	21,651	7%	9%

Figures in millions of €

Act.: Actual; Adj.: Adjusted change

New Orders & Revenue by Region

New Orders
13%
11%
12%
10%
4%
2%
(5%)
(8%)
(5%)
(9%)
(19%)
(17%)
32%
9%
10,832
12,037
3,475
3,815
5,823
5,938
4,343
4,012
4,673
4,230
1,443
1,191
400
436
Europe, C.I.S.*, Africa
therein: Germany
Americas
therein: U.S.
Asia, Australia, Middle East
therein: China
therein: India
Revenue
8%
6%
4%
2%
4%
1%
3%
(1%)
21%
18%
13%
14%
35%
21%
10,469
11,087
3,380
3,464
5,531
5,588
4,087
4,045
4,201
4,976
1,270
1,449
495
598
Figures in millions of €

● Q4 2007 ● Q4 2008 ○ Actual change * Commonwealth of Independent States
● Adjusted change (Always: Excluding the net effect of currency translation and portfolio effects)

New Orders & Revenue by Sectors

New Orders
0%
(3%)
24%
19%
5%
13%
10,597
10,255
6,066
7,246
2,999
3,382
Industry Sector
Energy Sector
Healthcare Sector
Revenue
8%
5%
19%
13%
2%
9%
9,944
10,408
5,972
6,749
2,848
3,118
Figures in millions of €

● Q4 2007 ● Q4 2008 ○ Actual change
● Adjusted change

Siemens     3
Income and Profit

Total Sector profit burdened by transformation costs
Total Sectors profit in the fourth quarter included a €325 million portion of transformation costs in the quarter, with €151 million for the “Mobility in Motion” program and €174 million at Healthcare. The quarter also included €162 million in impacts related largely to a fossil power generation project in Olkiluoto, Finland as well as additional software-related project charges at Mobility. Together these factors pulled Total Sectors profit down to €1.485 billion. Total Sectors profit of €1.992 billion in the prior-year quarter included fewer burdens on profitability.
Within the result for the current quarter, strong revenue growth year-over-year helped lift profit at the majority of Siemens’ Divisions.
Results for the Industry Sector included double-digit profit increases at its four largest Divisions. Profit fell at Osram, and Mobility posted a substantial loss.
At Energy, profits were higher across the Sector except at Fossil Power Generation, which absorbed the impacts mentioned above.
Healthcare saw strong profit growth in the Diagnostics Division even after significant PPA effects and integration costs related to acquisitions. The relevant portion of the transformation costs mentioned above took profit lower in the Sector’s other two Divisions.
Transformation costs and provision drive loss in continuing operations
Continuing operations included substantial costs for transformation programs and a substantial provision related to ongoing settlement negotiations regarding legal and regulatory matters. Along with lower Total Sectors profit, these factors resulted in a loss of €1.259 billion from continuing operations in the fourth quarter. Basic EPS on a continuing basis was a negative €1.51 compared to a positive €1.45 in the fourth quarter a year ago.
Total transformation costs were €1.539 billion on a pretax basis, including €1.081 billion in severance charges associated with reducing sales, general and administrative expenses (SG&A); €133 million related to streamlining Other Operations; and the €325 million for the Sectors. The provision mentioned above was approximately €1 billion pretax. These items will affect cash flows in coming quarters. Continuing operations also includes a one-time endowment of €390 million related to establishment of the Siemens Foundation.
Discontinuing operations influence net income in both periods
Net income in the fourth quarter was a negative €2.420 billion, with a corresponding EPS of negative €2.85. A year earlier, net income was a negative €74 million and basic EPS were a negative €0.17. These results stem from the factors mentioned above for Total Sectors profit and continuing operations.
Discontinued operations posted a lower loss in the fourth quarter compared to the prior-year period. The current quarter includes €1.0 billion associated with the sale of 51% of Siemens Enterprise Communications (SEN) as well as a €120 million provision related to expected settlement of a claim by the insolvency administrator of BenQ Mobile GmbH & Co. OHG. The fourth quarter a year ago included approximately €1.0 billion in tax expense associated with the carve-out of Siemens VDO Automotive (SV) pending the close of its sale as well as a penalty of €201 million imposed by German authorities in ending their investigation of past misconduct at the former Communications Group (Com).

Siemens     4
Cash, Return on Capital Employed (ROCE), Pension Funding Status and Investigation Expenses

Sectors generate strong Free cash flow from continuing operations
Free cash flow from continuing operations in the current quarter was €2.786 billion, an increase compared to €2.553 billion in the prior-year quarter. Strong improvement in working capital management in the Sectors more than offset the decline in income from continuing operations year-over-year. Free cash flow in coming quarters will be affected by the transformation costs and provision associated with legal and regulatory matters mentioned above.
ROCE shows expected decline
On a continuing basis, for the full fiscal year, return on capital employed (ROCE) declined to 4.8% from 12.7% a year earlier.
The change year-over-year includes the provision of approximately €1 billion (pretax) mentioned earlier, which cut approximately 220 basis points from ROCE. The effect of transformation costs, primarily including the fourth-quarter amount of €1.539 billion (pretax), took approximately
330 basis points from ROCE for the fiscal year. The Foundation endowment of €390 million (pretax) mentioned earlier reduced ROCE by 70 basis points. ROCE declined also on a substantial increase in capital employed due to major acquisitions in fiscal 2008 and fiscal 2007.
Continuing progress toward settlement of legal and regulatory issues
Continuing efforts to resolve legal and regulatory matters enabled Siemens in the fourth quarter to accrue the above-mentioned provision associated with ongoing settlement negotiations with authorities in Germany and the U.S.
Progress was also evident in the continued decline of expenses for outside advisors in connection with investigations into alleged violations of anti-corruption laws and related matters as well as remediation activities. These expenses were €89 million in the fourth quarter, down from €119 million in the previous quarter and €159 million in the same quarter a year earlier. Within these totals, expenses in discontinued operations fell from €74 million in the prior-year period to €6 million in the current quarter.
In addition, the assessment system used by Dow Jones Sustainability Indexes to identify sustainability leaders rated Siemens best in class according to its criteria for corporate governance, risk and crisis management, and code of conduct and compliance.
More information regarding these matters is provided in the document “Legal Proceedings.”
Pension plan underfunding increases
The underfunding of Siemens’ principal pension plans as of September 30, 2008, amounted to approximately €2.5 billion, compared to an underfunding of approximately €1.0 billion at the end of fiscal 2007. The increase in underfunding was due largely to the return on plan assets, which was pulled down sharply at the end of the fourth quarter by turmoil in global equity markets.

Sectors     5
Industry Sector

Sector profit influenced by
severance and impairments
The Industry Sector’s four largest Divisions — Drive Technologies, Industry Automation, Industry Solutions and Building Technologies — all delivered higher profits, revenue and orders in the fourth quarter compared to the prior-year period. The latter three Divisions also increased their profit margin year-over-year, while Drive Technologies held its margin stable. Osram and Mobility each pursued structural initiatives, resulting in effects that contributed to lower profit at Osram and a substantial loss at Mobility. As a consequence, Sector profit came in at €793 million compared to €1.018 billion in the fourth quarter a year earlier.
Fourth-quarter revenue for Industry rose 5% compared to the prior-year period, while orders came in 3% lower. On an organic basis, excluding currency translation and portfolio effects, revenue climbed 8% and orders remained stable year-over-year. While the Sector’s larger divisions posted healthy order growth, orders at the Mobility Division came down from a high basis of comparison in the prior-year quarter. A combination of industry challenges and market weakness held back order growth at Osram.
Continued profitable growth
Industry Automation produced €353 million in profit, a 16% rise year-over-year on a 5% increase in revenues. As in past quarters, the Division’s profitability benefited from high capacity utilization and economies of scale.
Purchase price accounting (PPA) effects and integration costs associated with the acquisition of UGS Corp. were €35 million and €6 million, respectively, in the fourth quarter. These factors trimmed approximately 180 basis points from the Division’s profit margin. In the same quarter a year earlier, PPA effects of €56 million and integration costs of €5 million took approximately 280 basis points from the profit margin. During the current period, Industry Automation acquired Innotec GmbH of Germany to further strengthen its software portfolio. Orders increased 2% and revenue was up 5% from the prior-year period.
Revenue drives profit growth
Drive Technologies generated profit of €302 million, up 11% from the prior-year level. As in past quarters, the Division’s profitability benefited from high capacity utilization and economies of scale. PPA effects of €10 million related to the acquisition of Flender Holdings GmbH (Flender) in fiscal 2005 cut 40 basis points from the Division’s profit margin in the quarter. A year earlier, PPA effects and integration costs related to Flender took approximately 60 basis points from the fourth-quarter profit margin. Orders in the fourth quarter rose 7% while revenue increased 12% compared to the prior-year period.
Rising revenue lifts profit
Building Technologies raised its profit to €169 million in a typically strong fourth quarter. The increase was driven by higher revenue and a favorable business mix.

Sectors     6

Challenging market environment
Revenue at Osram came in 6% lower than the prior-year quarter, as its two largest businesses, general and automotive lighting, were exposed to a challenging market environment. Lower capacity utilization and an unfavorable revenue mix contributed to the Division’s decline in fourth-quarter profit, to €42 million from €128 million a year earlier. Charges related to Osram’s structural initiatives were offset by a €130 million net gain on the sale of the Global Tungsten & Powders unit. Approximately one-third of the charges are expected to affect cash flows in coming quarters. On an organic basis, orders and revenues for the quarter were flat year-over-year. Osram expects challenging market conditions to continue in the coming quarters, particularly in the consumer and automotive markets.
Strong momentum in metals
Industry Solutions contributed €129 million to Industry’s Sector profit, a 55% jump on 13% revenue growth compared to the fourth quarter a year ago. These results were driven by a strong performance in the Division’s metals technologies unit.
Mobility in motion
The “Mobility in Motion” transformation program entailed costs of €151 million, of which approximately two-thirds will affect cash flows in coming quarters. The Mobility Division also took provisions related primarily to software challenges with projects in the rail automation business. These factors resulted in a loss of €197 million in the fourth quarter. Mobility’s book-to-bill ratio in the current period was 1.1. Orders were substantially lower than the high basis of comparison in the prior-year period, when the Division booked a higher level of major orders including the large locomotive order in China mentioned earlier.

Sectors     7
Energy Sector

Broad-based topline growth and higher profits in most Divisions
The Energy Sector turned in a strong topline growth performance in the fourth quarter, including double-digit increases in sales and orders compared to the prior-year period. Four of the Sector’s five Divisions generated higher profits, led by Power Distribution and Renewable Energy. In contrast, profit at Fossil Power Generation dropped to €2 million from €216 million in the prior-year quarter. As a result, Sector profit came in at €466 million, below €594 million in the fourth quarter a year ago.
Fourth-quarter revenue for Energy rose 13% year-over-year, to €6.749 billion, on growth in all Divisions. Orders for the period climbed 19%, to €7.246 billion, on numerous contract wins in the Fossil Power, Power Transmission, and Power Distribution Divisions. As expected, fourth-quarter orders came in lower at Renewable Energy. On a regional basis, revenue strength came from Asia/Australia/Middle East and the Americas, while orders climbed most rapidly in Europe/CIS/Africa and the Americas outside of the U.S.
Grid businesses continue to deliver
Power Transmission and Power Distribution combined for more than half of Sector profit and also increased their contribution to Sector profit compared to the prior-year quarter. Demand remained robust, with both Divisions recording double-digit sales and order growth.
Power Transmission delivered €149 million in profit, above the prior-year quarter, which benefited from €25 million in hedging effects not qualifying for hedge accounting. The Division also won a substantial number of new contracts, including two major orders in the Middle East. The Power Distribution Division increased fourth-quarter profit sharply, to €126 million from €82 million a year earlier. All business units improved their profitability compared to the same period a year earlier.
Renewable Energy ramps up
Revenue and profits
Renewable Energy turned in €83 million in profit, a 66% jump compared to the fourth quarter a year earlier. Revenue development also maintained the fast pace of recent quarters, with a 34% rise compared to the prior-year period. This trend has been driven by even faster growth in Renewable Energy’s order backlog in previous quarters. As expected, fourth-quarter orders came in below the level of the prior-year quarter.
Profit momentum in oil and gas
Favorable market conditions helped the Oil & Gas Division increase its fourth-quarter profit 10% to €112 million. The Division thus closed the fiscal year with four straight quarters of year-over-year profit increases on steadily rising revenue.

Sectors     8

Fast growth, significant charges at Fossil Power Generation
Profit in the Fossil Power Generation Division declined to €2 million due primarily to the Olkiluoto project mentioned earlier, which adversely affected both operating earnings and equity investment income. The impacts included €110 million in charges and €52 million in negative equity investment income associated with Areva NP. The fourth quarter a year ago included lesser impacts from these factors, and also benefited from a positive effect related to settlement of an arbitration proceeding and a gain on the sale of a business. Profitability in the current quarter further reflects expected margin effects from turnkey projects identified in the Division’s project review earlier in the year.
Fossil Power Generation continued to build up its backlog, posting €3.287 billion in fourth-quarter orders, including major new contracts in Germany, Austria, Australia and Russia. This represented a 44% increase from a low basis of comparison in the prior-year period. Sales were up 8% compared to the fourth quarter a year earlier. The Division expects continued volatility in equity investment income in coming quarters.

Sectors     9
Healthcare Sector

Competing successfully in a
challenging market
Market challenges multiplied for Healthcare in the fourth quarter, as economic contraction and tightening credit began to spread from the U.S. into the global economy. Nevertheless the Sector competed successfully for available market opportunities, and quarterly revenue and orders both passed the €3.0 billion level for the first time.
Sector profit came in at €226 million, compared to €380 million in the same quarter a year earlier. Healthcare’s profit margin in the current quarter includes €272 million in negative impacts which reduced Sector profit margin by approximately 870 basis points. In anticipation of growing pressure on pricing and profitability, Healthcare took steps, including refocusing certain business activities in the Imaging & IT and the Workflow & Solutions Divisions. The resulting transformation costs of €174 million cut approximately 560 basis points from Healthcare’s profit margin in the fourth quarter. In addition, the Diagnostics Division recorded a total of €98 million in PPA effects and net integration costs associated with acquisitions, including Dade Behring Holdings, Inc. (Dade Behring). These factors reduced Sector profit margin by another 310 basis points in the fourth quarter, compared to 270 basis points in the prior-year period.
Healthcare’s fourth-quarter revenue and orders rose 9% and 13%, respectively, including new volume from the acquisition of Dade Behring. On an organic basis, excluding currency translation and portfolio effects, Healthcare achieved 2% growth in revenue. Orders were up 5% from a low basis of comparison in the prior-year period, which included cancellation of a major order. On a regional basis, Healthcare successfully sought growth in emerging markets in the Europe/CIS/Africa and Asia/Australia/Middle East regions. Overall, the Sector’s book-to-bill ratio for the fourth quarter was 1.08.
Challenges intensify in
imaging market
Imaging & IT was again the Sector’s profit leader, with €232 million in profit for the fourth quarter. The decline year-over-year was due primarily to €90 million in transformation costs, including severance charges, impairments and related costs following a review of certain business activities. Profit was influenced also by negative currency effects. On top of the Sector-wide challenges mentioned above, the Division faced challenges in the medical imaging market in the U.S., including the Deficit Reduction Act (DRA) and uncertainty regarding future reimbursements, and a persistently weak market in Japan. Nevertheless, reported revenue came in slightly below the level of the fourth quarter a year earlier and increased organically, including contributions from new products for magnetic resonance imaging and angiography. Orders remained level organically and were down 4% on a reported basis.

Sectors     10

Profit and growth at Diagnostics
Diagnostics contributed €50 million to Sector profit in the fourth quarter, compared to a loss of €4 million in the prior-year period. PPA effects and integration costs related to acquisitions reduced profit margin by more than
1100 basis points in the current quarter, including PPA effects of €46 million and net integration costs of €52 million. A year earlier, fourth-quarter PPA and integration costs in the Division were €21 million and €55 million, respectively, and cut more than 1500 basis points from Diagnostics’ profit margin.
Revenue for the Division in the current period benefited substantially from new volume from Dade Behring. On a comparable basis, revenue rose 3%. Integration of the acquisition continued on or ahead of schedule, with a number of milestones passed in the fourth quarter.
Transformation costs at
Workflow & Solutions
Fourth-quarter profit at Workflow & Solutions was influenced strongly by €81 million in transformation costs primarily related to the strategic review of certain business activities. This resulted in a loss of €65 million compared to profit of €45 million in the fourth quarter a year earlier.

Equity Investments and Cross-Sector Businesses     11
Equity Investments and Cross-Sector Businesses
Equity Investments operating in difficult market environment
Effective with the fourth quarter, the former Strategic Equity Investments (SEI) has been expanded and renamed Equity Investments. Equity Investments now includes equity stakes not allocated to a Sector or Cross Sector Business by reason of strategic fit; available-for-sale securities; and assets held for disposal. Results for Equity Investments are stated on a retroactive basis to provide a meaningful comparison with prior periods. Major components of Equity Investments include Nokia Siemens Networks B.V. (NSN), which faces slowing growth in mobile infrastructure investments, and Bosch und Siemens Hausgeräte GmbH, a provider of retail products in consumer markets.
Equity Investments in the fourth quarter recorded a profit of €6 million. In the same period a year earlier, the result was a negative €7 million. The primary factor in the change was NSN, which posted improved operating results and lower restructuring charges and integration costs year-over-year. These costs and charges totaled €59 million in the current quarter, down from €86 million in the prior-year period. Siemens’ equity investment loss related to NSN was €16 million compared to €58 million in the fourth quarter a year earlier.

Cross-Sector Businesses
show mixed picture
Profit at Siemens IT Solutions and Services was €45 million in the fourth quarter of fiscal 2008 compared to €80 million a year earlier.
Revenue rose 2%, while orders declined 13% due primarily to a high basis of comparison a year earlier when the business won major new contracts in Europe.

Income before income taxes at Siemens Financial Services (SFS) in the fourth quarter was €49 million, down from €52 million in the prior-year quarter. Total assets increased significantly, to €11.328 billion from €8.912 billion at the prior year end, primarily due to growth in the commercial finance business including asset purchases in secondary markets.
Return on equity (ROE) is calculated as Income before income taxes divided by average allocated equity, which was €911 million in fiscal 2008 and €1.041 billion in fiscal 2007.

Other Operations, Corporate Activities and Eliminations     12
Other Operations, Corporate Activities and Eliminations

Transformation of Other Operations includes divestment of SHC
Other Operations consist of centrally held business activities, shared services and central costs not allocated to a Sector or Cross-Sector Business. Under the transformation program for Other Operations, by the end of fiscal 2009 all business activities are to be integrated into an existing Siemens Sector or Cross-Sector Business, divested, moved to a joint venture, or closed. By the fourth quarter of fiscal 2008, Siemens reached or concluded the implementation phase for a majority of business activities. Partly as a result, fourth-quarter revenue for Other Operations declined to €552 million from €663 million, and Other Operations posted a loss of €229 million compared to a loss of €79 million in the fourth quarter a year earlier.
The major factor in the difference year-over-year was €133 million in transformation costs in the current quarter related mainly to Siemens Home and Office Communication Devices (SHC). Negative earnings impacts associated with the divestment of SHC, including a loss on the sale, totaled €124 million. In addition, the SHC transaction involved costs of €21 million related mainly to carve-out activities.
Real estate sales continue
Fourth-quarter income before income taxes at SRE was €54 million, up from €48 million a year earlier. Both periods benefited from gains on sales of real estate. SRE intends to continue real estate disposals in coming quarters, depending on market conditions.
Corporate items includes effects from SG&A reduction program
Corporate items and pensions totaled a negative €2.767 billion in the fourth quarter compared to a negative €441 million in the prior-year period. The main factor in the change was Corporate items, which totaled a negative €2.821 billion compared to a negative €480 million in the same quarter a year ago. The result in the current quarter includes the charges of €1.081 billion related to SG&A reduction and the provision of approximately €1 billion in connection with ongoing settlement negotiations, both mentioned earlier. In addition, the current period includes a one-time endowment of €390 million coinciding with establishment of the Siemens Foundation. The Foundation henceforth will fund substantial philanthropic programs that were previously included in Corporate items.
The prior-year period included €108 million in expenses related to Siemens’ regional sales organization in Germany, primarily including an impairment.
Both periods included expenses for outside advisors engaged in connection with investigations into alleged violations of anti-corruption laws and related matters as well as remediation activities. These totaled €83 million in the fourth quarter, down slightly from €85 million in the prior-year quarter.
Counter-party risks are offset by
lower debt and interest rates
Income before income taxes from Eliminations, Corporate Treasury and other reconciling items in the fourth quarter was a negative €123 million compared to a negative €104 million in the prior-year period. The increase includes charges of approximately €50 million related to counter-party risks, principally involving banks affected adversely by developments in international financial markets. This was partly offset by reduced interest expense stemming from lower indebtedness in Siemens’ operating businesses combined with lower interest rates on U.S. dollar-denominated debt compared to the fourth quarter a year earlier.

Subsequent Events & Outlook     13
Subsequent Events

On October 1, 2008, after the close of the fourth quarter and fiscal year, Siemens transferred an 80.2% stake in Siemens Home and Office Communications Devices GmbH & Co. KG (SHC) to ARQUES Industries AG of Germany, pursuant to an acquisition agreement announced in the fourth quarter of fiscal 2008.
At the beginning of November 2008, Siemens announced an agreement to sell its 50% stake in Fujitsu Siemens Computers (Holding) B.V. (FSC) to Fujitsu Limited. The transaction, which is subject to regulatory approval, is expected to close in the third quarter of fiscal 2009 and result in a gain.

Outlook

Organic growth remains Siemens’ focus, and despite macroeconomic adversity the growth target for fiscal 2009 remains unchanged at twice the rate of global GDP growth. Achieving previously announced income targets for fiscal 2009 has also become more ambitious due to market conditions.
Total Sectors profit is expected to be in the range from €8.0 to €8.5 billion. Growth in income from continuing operations is expected to exceed growth in Total Sectors profit. This outlook excludes earnings impacts that may arise from restructuring and legal and regulatory matters.
Siemens continues to assess the effects of the financial crisis on the real economy on a quarter-by-quarter basis.

Note and Disclaimer     14
Note and Disclaimer

All figures are preliminary and unaudited. This Earnings Release should be read in conjunction with information Siemens published yesterday regarding legal proceedings. More detailed disclosure, particularly regarding legal proceedings, is provided in the annual report.
Financial Publications are available for download at:
www.siemens.com/ir à Publications & Events
Earnings before interest and taxes, or EBIT (adjusted); Earnings before interest, taxes, depreciation and amortization, or EBITDA (adjusted); Return on capital employed (ROCE); Return on equity (ROE); Free cash flow; and Cash conversion rate are non-GAAP financial measures. These non-GAAP financial measures should not be viewed in isolation as alternatives to measures of our financial condition, results of operations or cash flows as presented in accordance with IFRS in our Consolidated Financial Statements. Information for reconciliation to the most directly comparable IFRS financial measures is available on our Investor Relations website under www.siemens.com/ir à Publications & Events. “Profit Total Sectors” is reconciled to “Income from continuing operations before income taxes” in the table “Segment Information.”

Starting today at 9.00 a.m. CET, we will provide a live video webcast of the annual press conference with CEO Peter Löscher and CFO Joe Kaeser. You can access the webcast at www.siemens.com/pressconference. The accompanying slide presentation can also be viewed here, and a recording of the conference will subsequently be made available as well.
Also today at 4.30 p.m. CET, you can follow a conference in English with analysts and investors live on the Internet by going to www.siemens.com/analystconference.
This document contains forward-looking statements and information — that is, statements related to future, not past, events. These statements may be identified by words such as “expects,” “looks forward to,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates,” “will,” “project” or words of similar meaning. Such statements are based on our current expectations and certain assumptions, and are, therefore, subject to certain risks and uncertainties. A variety of factors, many of which are beyond Siemens’ control, affect our operations, performance, business strategy and results and could cause the actual results, performance or achievements of Siemens to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements. For us, particular uncertainties arise, among others, from changes in general economic and business conditions (including margin developments in major business areas); the behavior of financial markets, including fluctuations in interest and exchange rates, commodity and equity prices, debt prices (credit spreads) and financial assets generally; continued volatility and further deterioration of the capital markets; the commercial credit environment and, in particular, additional uncertainties arising out of the subprime, financial market and liquidity crises; future financial performance of major industries that we serve, including, without limitation, the Sectors Industry, Energy and
Healthcare; the challenges of integrating major acquisitions and implementing joint ventures and other significant portfolio measures; introduction of competing products or technologies by other companies; lack of acceptance of new products or services by customers targeted by Siemens; changes in business strategy; the outcome of pending investigations and legal proceedings, especially the corruption investigations we are currently subject to in Germany, the United States and elsewhere; the potential impact of such investigations and proceedings on our ongoing business including our relationships with governments and other customers; the potential impact of such matters on our financial statements; as well as various other factors. More detailed information about certain of these factors is contained throughout this report and in our other filings with the SEC, which are available on the Siemens website, www.siemens.com, and on the SEC’s website, www.sec.gov. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in the relevant forward-looking statement as expected, anticipated, intended, planned, believed, sought, estimated or projected. Siemens does not intend or assume any obligation to update or revise these forward-looking statements in light of developments which differ from those anticipated.

SIEMENS

SEGMENT INFORMATION (continuing operations — preliminary and unaudited)
As of and for the three months ended September 30, 2008 and 2007
(in millions of €)

															Additions to
															intangible assets		Amortization,
			External		Intersegment		Total						Free		and property, plant		depreciation and
	New orders		revenue		revenue		revenue		Profit(1)		Assets(2)		cash flow(3)		and equipment		impairments(4)
	2008	2007	2008	2007	2008	2007	2008	2007	2008	2007	9/30/08	9/30/07	2008	2007	2008	2007	2008	2007
Sectors
Industry	10,255	10,597	10,083	9,601	325	343	10,408	9,944	793	1,018	12,000	11,836	1,480	1,443	530	331	409	277
Energy	7,246	6,066	6,626	5,816	123	156	6,749	5,972	466	594	1,670	3,367	1,345	1,022	385	177	105	95
Healthcare	3,382	2,999	3,103	2,832	15	16	3,118	2,848	226	380	13,257	8,234	466	518	179	123	181	120

Total Sectors	20,883	19,662	19,812	18,249	463	515	20,275	18,764	1,485	1,992	26,927	23,437	3,291	2,983	1,094	631	695	492
Equity Investments	—	—	—	—	—	—	—	—	6	(7)	5,587	5,009	53	—	—	—	—	—
Cross-Sector Businesses
Siemens IT Solutions and Services	1,393	1,595	1,060	1,041	404	397	1,464	1,438	45	80	241	253	258	211	57	39	62	75
Siemens Financial Services (SFS)	193	198	172	183	20	15	192	198	49	52	11,328	8,912	(22)	53	134	242	75	84
Reconciliation to consolidated financial statements
Other Operations	520	587	448	570	104	93	552	663	(229)	(79)	(1,545)	(704)	35	(28)	29	56	118	33
Siemens Real Estate (SRE)	440	435	101	109	339	326	440	435	54	48	3,489	3,091	(37)	(23)	102	67	45	47
Corporate items and pensions	82	87	58	49	7	6	65	55	(2,767)	(441)	(6,401)	(2,682)	(375)	(359)	10	32	13	120
Eliminations, Corporate Treasury and other reconciling items	(1,306)	(1,236)	—	—	(1,337)	(1,352)	(1,337)	(1,352)	(123)	(104)	54,837	54,239	(417)	(284)	(14)	(27)	(17)	(17)

Siemens	22,205	21,328	21,651	20,201	—	—	21,651	20,201	(1,480)	1,541	94,463	91,555	2,786	2,553	1,412	1,040	991	834

(1)	Profit of the Sectors as well as of Equity Investments, Siemens IT Solutions and Services and Other Operations is earnings before financing interest, certain pension costs and income taxes, whereas certain other items not considered performance indicative by Management may be excluded. Profit of SFS and SRE is Income before income taxes.

(2)	Assets of the Sectors as well as of Equity Investments, Siemens IT Solutions and Services and Other Operations is defined as Total assets less income tax assets, less non-interest bearing liabilities/provisions other than tax liabilities. Assets of SFS and SRE is Total assets.

(3)	Free cash flow represents net cash provided by (used in) operating activities less additions to intangible assets and property, plant and equipment. Free cash flow of the Sectors, Equity Investments, Siemens IT Solutions and Services and Other Operations primarily exclude income tax, financing interest and certain pension related payments and proceeds. Free cash flow of SFS, a financial services business, and of SRE includes related financing interest payments and proceeds; income tax payments and proceeds of SFS and SRE are excluded.

(4)	Amortization, depreciation and impairments contains amortization and impairments of intangible assets other than goodwill and depreciation and impairments of property, plant and equipment. Siemens’ Goodwill impairment and impairment of non-current available-for-sale financial assets and investments accounted for under the equity method amount to €13 and €60 for the three months ended September 30, 2008 and 2007, respectively.
Due to rounding, numbers presented may not add up precisely to totals provided.

SIEMENS

SEGMENT INFORMATION (continuing operations — preliminary and unaudited)
As of and for the fiscal years ended September 30, 2008 and 2007
(in millions of €)

															Additions to
															intangible assets		Amortization,
			External		Intersegment		Total						Free		and property, plant		depreciation and
	New orders		revenue		revenue		revenue		Profit(1)		Assets(2)		Cash flow(3)		and equipment		impairments(4)
	2008	2007	2008	2007	2008	2007	2008	2007	2008	2007	9/30/08	9/30/07	2008	2007	2008	2007	2008	2007
Sectors
Industry	42,795	39,095	36,908	34,976	1,177	1,083	38,085	36,059	3,861	3,521	12,000	11,836	3,757	3,342	1,248	1,051	1,139	920
Energy	33,428	28,543	22,191	19,875	386	434	22,577	20,309	1,434	1,818	1,670	3,367	2,940	2,513	681	426	345	341
Healthcare	11,779	10,271	11,116	9,798	54	53	11,170	9,851	1,225	1,323	13,257	8,234	1,195	1,380	541	444	640	438

Total Sectors	88,002	77,909	70,215	64,649	1,617	1,570	71,832	66,219	6,520	6,662	26,927	23,437	7,892	7,235	2,470	1,921	2,124	1,699
Equity Investments	—	—	—	—	—	—	—	—	95	(96)	5,587	5,009	148	84	—	—	—	—
Cross-Sector Businesses
Siemens IT Solutions and Services	5,272	5,156	3,845	3,988	1,480	1,372	5,325	5,360	144	252	241	253	156	18	158	204	224	282
Siemens Financial Services (SFS)	756	721	675	653	81	67	756	720	286	329	11,328	8,912	(50)	108	564	558	285	277
Reconciliation to consolidated financial statements
Other Operations	2,478	2,830	2,072	2,516	398	368	2,470	2,884	(367)	(232)	(1,545)	(704)	(178)	(293)	99	166	191	118
Siemens Real Estate (SRE)	1,665	1,686	388	476	1,277	1,210	1,665	1,686	356	228	3,489	3,091	(42)	(35)	259	196	161	161
Corporate items and pensions	167	175	132	166	16	14	148	180	(3,853)	(1,684)	(6,401)	(2,682)	(1,810)	(1,795)	41	88	97	151
Eliminations, Corporate Treasury and other reconciling items	(4,845)	(4,561)	—	—	(4,869)	(4,601)	(4,869)	(4,601)	(307)	(358)	54,837	54,239	(377)	1,433	(49)	(66)	(67)	(63)

Siemens	93,495	83,916	77,327	72,448	—	—	77,327	72,448	2,874	5,101	94,463	91,555	5,739	6,755	3,542	3,067	3,015	2,625

(1)	Profit of the Sectors as well as of Equity Investments, Siemens IT Solutions and Services and Other Operations is earnings before financing interest, certain pension costs and income taxes, whereas certain other items not considered performance indicative by Management may be excluded. Profit of SFS and SRE is Income before income taxes.

(2)	Assets of the Sectors as well as of Equity Investments, Siemens IT Solutions and Services and Other Operations is defined as Total assets less income tax assets, less non-interest bearing liabilities/provisions other than tax liabilities. Assets of SFS and SRE is Total assets.

(3)	Free cash flow represents net cash provided by (used in) operating activities less additions to intangible assets and property, plant and equipment. Free cash flow of the Sectors, Equity Investments, Siemens IT Solutions and Services and Other Operations primarily exclude income tax, financing interest and certain pension related payments and proceeds. Free cash flow of SFS, a financial services business, and of SRE includes related financing interest payments and proceeds; income tax payments and proceeds of SFS and SRE are excluded.

(4)	Amortization, depreciation and impairments contains amortization and impairments of intangible assets other than goodwill and depreciation and impairments of property, plant and equipment. Siemens’ Goodwill impairment and impairment of non-current available-for-sale financial assets and investments accounted for under the equity method amount to €108 and €158 for the fiscal years ended September 30, 2008 and 2007, respectively.
Due to rounding, numbers presented may not add up precisely to totals provided.

SIEMENS
CONSOLIDATED STATEMENTS OF INCOME (preliminary and unaudited)
For the three months and the fiscal years ended September 30, 2008 and 2007
(in millions of €, per share amounts in €)

	Three months		Fiscal years
	2008	2007	2008	2007
Revenue	21,651	20,201	77,327	72,448
Cost of goods sold and services rendered	(16,705)	(14,279)	(56,284)	(51,572)

Gross profit	4,946	5,922	21,043	20,876
Research and development expenses	(1,103)	(963)	(3,784)	(3,399)
Marketing, selling and general administrative expenses	(4,093)	(3,436)	(13,586)	(12,103)
Other operating income	411	219	1,047	680
Other operating expense	(1,621)	(187)	(2,228)	(1,053)
Income (loss) from investments accounted for using the equity method, net	(23)	3	260	108
Financial income (expense), net	3	(17)	122	(8)

Income (loss) from continuing operations before income taxes	(1,480)	1,541	2,874	5,101
Income taxes	221	(147)	(1,015)	(1,192)

Income (loss) from continuing operations	(1,259)	1,394	1,859	3,909
Income (loss) from discontinued operations, net of income taxes	(1,161)	(1,468)	4,027	129

Net income (loss)	(2,420)	(74)	5,886	4,038

Attributable to:
Minority interest	45	81	161	232
Shareholders of Siemens AG	(2,465)	(155)	5,725	3,806
Basic earnings per share
Income (loss) from continuing operations	(1.51)	1.45	1.91	4.13
Income (loss) from discontinued operations	(1.34)	(1.62)	4.50	0.11

Net income (loss)	(2.85)	(0.17)	6.41	4.24

Diluted earnings per share
Income (loss) from continuing operations	(1.51)	1.41	1.90	3.99
Income (loss) from discontinued operations	(1.34)	(1.60)	4.49	0.11

Net income (loss)	(2.85)	(0.19)	6.39	4.10

CONSOLIDATED STATEMENTS OF INCOME AND EXPENSE RECOGNIZED IN EQUITY (preliminary and unaudited)
For the three months and the fiscal years ended September 30, 2008 and 2007
(in millions of €)

	Three months		Fiscal years
	2008	2007	2008	2007
Net income (loss)	(2,420)	(74)	5,886	4,038
Currency translation differences	466	(322)	(313)	(536)
Available-for-sale financial assets	(21)	44	(122)	30
Derivative financial instruments	(305)	64	(237)	100
Actuarial gains and losses on pension plans and similar commitments	(1,569)	(532)	(1,719)	1,237
Revaluation effect related to step acquisitions	—	—	—	3

Total income and expense recognized directly in equity, net of tax (1) (2)	(1,429)	(746)	(2,391)	834

Total income and expense recognized in equity	(3,849)	(820)	3,495	4,872

Attributable to:
Minority interest	80	82	159	265
Shareholders of Siemens AG	(3,929)	(902)	3,336	4,607

(1)	Includes income and expense resulting from investments accounted for using the equity method of €(55) and €5 for the three months ended September 30, 2008 and 2007, respectively, and €(38) and €(26) for the fiscal years ended September 30, 2008 and 2007, respectively.

(2)	Includes minority interest relating to currency translation differences of €38 and €(2) for the three months ended September 30, 2008 and 2007, respectively, and €1 and €30 for the fiscal years ended September 30, 2008 and 2007, respectively, as well as minority interests relating to actuarial gains and losses on pension plans and similar commitments of €(3) and €— for the three months ended September 30, 2008 and 2007, respectively, and €(3) and €3 for the fiscal years ended September 30, 2008 and 2007, respectively.
The Notes, included in the corresponding Annual Report, are an integral part of these Consolidated Financial Statements.

SIEMENS
CONSOLIDATED STATEMENTS OF CASH FLOW (preliminary and unaudited)
For the fiscal years ended September 30, 2008 and 2007
(in millions of €)

	2008	2007
Cash flows from operating activities
Net income	5,886	4,038
Adjustments to reconcile net income to cash provided
Amortization, depreciation and impairments	3,213	3,751
Income taxes	831	2,193
Interest (income) expense, net	(75)	193
(Gains) on sales and disposals of businesses, intangibles and property, plant and equipment, net	(5,092)	(2,051)
(Gains) on sales of investments, net (1)	(35)	(95)
(Gains) losses on sales and impairments of current available-for-sale financial assets, net	(5)	32
(Income) from investments (1)	(328)	(223)
Other non-cash (income) expenses	383	106
Change in current assets and liabilities
(Increase) decrease in inventories	(1,631)	(986)
(Increase) decrease in trade and other receivables	(1,088)	(1,183)
(Increase) decrease in other current assets	167	(486)
Increase (decrease) in trade payables	719	1,158
Increase (decrease) in current provisions	1,414	(258)
Increase (decrease) in other current liabilities	4,417	2,858
Change in other assets and liabilities	200	(883)
Income taxes paid	(1,564)	(1,930)
Dividends received	337	337
Interest received	875	757

Net cash provided by (used in) operating activities — continuing and discontinued operations	8,624	7,328
Net cash provided by (used in) operating activities — continuing operations	9,281	9,822
Cash flows from investing activities
Additions to intangible assets and property, plant and equipment	(3,721)	(3,751)
Acquisitions	(5,407)	(7,370)
Purchases of investments (1)	(151)	(261)
Purchases of current available-for-sale financial assets	(16)	(148)
(Increase) decrease in receivables from financing activities	(2,445)	(907)
Proceeds from sales of investments, intangibles and property, plant and equipment (1)	803	1,041
Proceeds from disposals of businesses	10,481	(380)
Proceeds from sales of current available-for-sale financial assets	49	419

Net cash provided by (used in) investing activities — continuing and discontinued operations	(407)	(11,357)
Net cash provided by (used in) investing activities — continuing operations	(9,989)	(10,068)
Cash flows from financing activities
Proceeds from issuance of common stock	—	903
Purchase of common stock	(4,350)	(101)
Proceeds from re-issuance of treasury stock	248	66
Proceeds from issuance of long-term debt	5,728	766
Repayment of long-term debt (including current maturities of long-term debt)	(691)	(4,595)
Change in short-term debt	(4,635)	4,386
Interest paid	(829)	(1,169)
Dividends paid	(1,462)	(1,292)
Dividends paid to minority shareholders	(138)	(151)

Net cash provided by (used in) financing activities — continuing and discontinued operations	(6,129)	(1,187)
Net cash provided by (used in) financing activities — continuing operations	3,730	(5,792)
Effect of exchange rates on cash and cash equivalents	(99)	(58)
Net increase (decrease) in cash and cash equivalents	1,989	(5,274)
Cash and cash equivalents at beginning of period	4,940	10,214

Cash and cash equivalents at end of period	6,929	4,940
Less: Cash and cash equivalents of assets classified as held for disposal and discontinued operations at end of period	36	935

Cash and cash equivalents at end of period (Consolidated balance sheets)	6,893	4,005

(1)	Investments include equity instruments either classified as non-current available-for-sale financial assets or accounted for using the equity method.
The Notes, included in the corresponding Annual Report, are an integral part of these Consolidated Financial Statements.

SIEMENS
CONSOLIDATED BALANCE SHEETS (preliminary and unaudited)
As of September 30, 2008 and 2007
(in millions of €)

	9/30/08	9/30/07
ASSETS
Current assets
Cash and cash equivalents	6,893	4,005
Available-for-sale financial assets	152	193
Trade and other receivables	15,785	14,620
Other current financial assets	3,116	2,932
Inventories	14,509	12,930
Income tax receivables	610	398
Other current assets	1,368	1,322
Assets classified as held for disposal	809	11,532

Total current assets	43,242	47,932

Goodwill	16,004	12,501
Other intangible assets	5,413	4,619
Property, plant and equipment	11,258	10,555
Investments accounted for using the equity method	7,017	7,016
Other financial assets	7,785	5,561
Deferred tax assets	3,009	2,594
Other assets	735	777

Total assets	94,463	91,555

LIABILITIES AND EQUITY
Current liabilities
Short-term debt and current maturities of long-term debt	1,819	5,637
Trade payables	8,860	8,382
Other current financial liabilities	2,427	2,553
Current provisions	5,165	3,581
Income tax payables	1,970	2,141
Other current liabilities	21,644	17,058
Liabilities associated with assets classified as held for disposal	566	4,542

Total current liabilities	42,451	43,894

Long-term debt	14,260	9,860
Pension plans and similar commitments	4,361	2,780
Deferred tax liabilities	726	580
Provisions	2,533	2,103
Other financial liabilities	376	411
Other liabilities	2,376	2,300

Total liabilities	67,083	61,928

Equity
Common stock, no par value (1)	2,743	2,743
Additional paid-in capital	5,997	6,080
Retained earnings	22,989	20,453
Other components of equity	(953)	(280)
Treasury shares, at cost (2)	(4,002)	—

Total equity attributable to shareholders of Siemens AG	26,774	28,996

Minority interest	606	631

Total equity	27,380	29,627

Total liabilities and equity	94,463	91,555

(1)	Authorized: 1,137,913,421 and 1,137,913,421 shares, respectively. Issued: 914,203,421 and 914,203,421 shares, respectively.
(2)	52,645,665 and 383 shares, respectively.
The Notes, included in the corresponding Annual Report, are an integral part of these Consolidated Financial Statements.

SUPPLEMENTAL DATA
SIEMENS
ADDITIONAL INFORMATION (I) (preliminary and unaudited)
New orders, Revenue, Profit, Margin developments and growth rates for Sectors, Divisions and Siemens IT Solutions and Services
For the three months ended September 30, 2008 and 2007
(in millions of €)

																		Target
	New Orders						Revenue						Profit(1)			Margin		range
	2008	2007	% Change		therein		2008	2007	% Change		therein		2008	2007	% Change	2008	2007
			Actual	Adjusted	Currency(2)	Portfolio(3)			Actual	Adjusted	Currency(2)	Portfolio(3)
Sectors and Divisions
Industry Sector	10,255	10,597	(3)%	(0)%	(3)%	0%	10,408	9,944	5%	8%	(3)%	0%	793	1,018	(22)%	7.6%	10.2%	9-13%
Industry Automation	2,213	2,162	2%	8%	(3)%	(3)%	2,286	2,173	5%	12%	(3)%	(4)%	353	304	16%	15.4%	14.0%	12-17%
Drive Technologies	2,260	2,109	7%	9%	(2)%	0%	2,420	2,165	12%	14%	(2)%	0%	302	271	11%	12.5%	12.5%	11-16%
Building Technologies	1,723	1,603	7%	9%	(4)%	2%	1,676	1,623	3%	5%	(4)%	2%	169	133	27%	10.1%	8.2%	7-10%
Osram	1,134	1,203	(6)%	0%	(5)%	(1)%	1,134	1,203	(6)%	0%	(5)%	(1)%	42	128	(67)%	3.7%	10.6%	10-12%
Industry Solutions	1,814	1,632	11%	12%	(4)%	3%	2,084	1,838	13%	14%	(4)%	3%	129	83	55%	6.2%	4.5%	5-7%
Mobility	1,809	2,525	(28)%	(25)%	(3)%	0%	1,647	1,683	(2)%	1%	(3)%	0%	(197)	99	—	(12.0)%	5.9%	5-7%
Energy Sector	7,246	6,066	19%	24%	(5)%	0%	6,749	5,972	13%	19%	(6)%	0%	466	594	(22)%	6.9%	9.9%	11-15%
Fossil Power Generation	3,287	2,287	44%	48%	(4)%	0%	2,442	2,268	8%	12%	(5)%	1%	2	216	(99)%	0.1%	9.5%	11-15%
Renewable Energy	319	762	(58)%	(55)%	(3)%	0%	627	467	34%	49%	(15)%	0%	83	50	66%	13.2%	10.7%	12-16%
Oil & Gas	1,137	1,223	(7)%	(5)%	(3)%	1%	1,200	1,018	18%	22%	(4)%	0%	112	102	10%	9.3%	10.0%	10-14%
Power Transmission	1,785	1,154	55%	62%	(7)%	0%	1,596	1,429	12%	17%	(5)%	0%	149	144	3%	9.3%	10.1%	10-14%
Power Distribution	835	756	10%	18%	(8)%	0%	1,004	872	15%	22%	(7)%	0%	126	82	54%	12.5%	9.4%	11-15%
Healthcare Sector	3,382	2,999	13%	5%	(5)%	13%	3,118	2,848	9%	2%	(6)%	13%	226	380	(41)%	7.2%	13.3%	14-17%
Imaging & IT	2,195	2,290	(4)%	(0)%	(4)%	0%	1,963	2,009	(2)%	2%	(4)%	0%	232	347	(33)%	11.8%	17.3%	14-17%
Workflow & Solutions	450	297	52%	58%	(7)%	1%	407	424	(4)%	(0)%	(4)%	0%	(65)	45	—	(16.0)%	10.6%	11-14%
Diagnostics	829	482	72%	3%	(8)%	77%	831	491	69%	3%	(8)%	74%	50	(4)	—	6.0%	(0.8)%	16-19%

Total Sectors	20,883	19,662	6%	8%	(4)%	2%	20,275	18,764	8%	10%	(4)%	2%	1,485	1,992	(25)%

Siemens IT Solutions and Services	1,393	1,595	(13)%	(11)%	(3)%	1%	1,464	1,438	2%	4%	(4)%	2%	45	80	(44)%	3.1%	5.6%	5-7%

(1)	Profit of the Sectors and Divisions is earnings before financing interest, certain pension costs and income taxes, whereas it may exclude certain other items not considered performance indicative by Management.
(2)	Currency translation effects.
(3)	Portfolio effects.

SUPPLEMENTAL DATA
SIEMENS
ADDITIONAL INFORMATION (I) (preliminary and unaudited)
New orders, Revenue, Profit, Margin developments and growth rates for Sectors, Divisions and Siemens IT Solutions and Services
For the fiscal years ended September 30, 2008 and 2007
(in millions of €)

																		Target
	New Orders						Revenue						Profit(1)			Margin		range
	2008	2007	% Change		therein		2008	2007	% Change		therein		2008	2007	% Change	2008	2007
			Actual	Adjusted	Currency(2)	Portfolio(3)			Actual	Adjusted	Currency(2)	Portfolio(3)
Sectors and Divisions
Industry Sector	42,795	39,095	9%	11%	(4)%	2%	38,085	36,059	6%	8%	(4)%	2%	3,861	3,521	10%	10.1%	9.8%	9-13%
Industry Automation	8,945	7,846	14%	11%	(3)%	6%	8,699	7,545	15%	12%	(3)%	6%	1,606	1,102	46%	18.5%	14.6%	12-17%
Drive Technologies	9,846	8,883	11%	14%	(3)%	0%	8,866	7,793	14%	17%	(3)%	0%	1,193	913	31%	13.5%	11.7%	11-16%
Building Technologies	6,333	6,351	(0)%	3%	(4)%	1%	5,984	6,038	(1)%	3%	(5)%	1%	466	429	9%	7.8%	7.1%	7-10%
Osram	4,624	4,690	(1)%	4%	(5)%	0%	4,624	4,690	(1)%	4%	(5)%	0%	401	492	(18)%	8.7%	10.5%	10-12%
Industry Solutions	8,415	7,704	9%	12%	(4)%	1%	7,106	6,601	8%	11%	(4)%	1%	439	312	41%	6.2%	4.7%	5-7%
Mobility	7,842	6,475	21%	25%	(4)%	0%	5,841	6,160	(5)%	(2)%	(3)%	0%	(230)	274	—	(3.9)%	4.4%	5-7%
Energy Sector	33,428	28,543	17%	23%	(6)%	0%	22,577	20,309	11%	16%	(5)%	0%	1,434	1,818	(21)%	6.4%	9.0%	11-15%
Fossil Power Generation	12,993	11,721	11%	16%	(5)%	0%	8,171	8,129	1%	6%	(5)%	0%	(89)	792	—	(1.1)%	9.7%	11-15%
Renewable Energy	4,434	2,452	81%	102%	(21)%	0%	2,092	1,365	53%	67%	(14)%	0%	242	134	81%	11.6%	9.8%	12-16%
Oil & Gas	5,630	4,734	19%	20%	(3)%	2%	4,038	3,363	20%	22%	(4)%	2%	351	241	46%	8.7%	7.2%	10-14%
Power Transmission	7,290	6,658	9%	15%	(6)%	0%	5,497	4,901	12%	17%	(5)%	0%	565	371	52%	10.3%	7.6%	10-14%
Power Distribution	3,578	3,327	8%	14%	(6)%	0%	3,211	2,851	13%	18%	(5)%	0%	369	279	32%	11.5%	9.8%	11-15%
Healthcare Sector	11,779	10,271	15%	4%	(7)%	18%	11,170	9,851	13%	2%	(7)%	18%	1,225	1,323	(7)%	11.0%	13.4%	14-17%
Imaging & IT	7,243	7,439	(3)%	3%	(6)%	0%	6,811	7,066	(4)%	2%	(6)%	0%	899	1,052	(15)%	13.2%	14.9%	14-17%
Workflow & Solutions	1,653	1,522	9%	14%	(5)%	0%	1,490	1,494	(0)%	5%	(5)%	0%	66	163	(60)%	4.4%	10.9%	11-14%
Diagnostics	3,195	1,553	106%	3%	(13)%	116%	3,185	1,553	105%	3%	(13)%	115%	248	95	161%	7.8%	6.1%	16-19%

Total Sectors	88,002	77,909	13%	15%	(5)%	3%	71,832	66,219	8%	9%	(5)%	4%	6,520	6,662	(2)%

Siemens IT Solutions and Services	5,272	5,156	2%	4%	(3)%	1%	5,325	5,360	(1)%	1%	(3)%	1%	144	252	(43)%	2.7%	4.7%	5-7%

(1)	Profit of the Sectors and Divisions is earnings before financing interest, certain pension costs and income taxes, whereas it may exclude certain other items not considered performance indicative by Management.

(2)	Currency translation effects.

(3)	Portfolio effects.

SUPPLEMENTAL DATA
SIEMENS
ADDITIONAL INFORMATION (II) (preliminary and unaudited)
Reconciliation from Profit / Income before income taxes to EBITDA (adjusted)
For the three months ended September 30, 2008 and 2007
(in millions of €)

			Income (loss)								Depreciation
			from investments								and impairments
			accounted for								of property, plant
			using the equity		Financial income		EBIT				and equipment		EBITDA
	Profit(1)		method, net(2)		(expense), net(3)		(adjusted)(4)		Amortization(5)		and goodwill(6)		(adjusted)
	2008	2007	2008	2007	2008	2007	2008	2007	2008	2007	2008	2007	2008	2007
Sectors and Divisions
Industry Sector	793	1,018	2	2	—	5	791	1,011	87	88	322	189	1,200	1,288
Industry Automation	353	304	2	(6)	(1)	7	352	303	42	44	37	31	431	378
Drive Technologies	302	271	—	2	—	—	302	269	13	11	41	38	356	318
Building Technologies	169	133	(1)	—	(1)	(1)	171	134	16	20	21	20	208	174
Osram	42	128	—	3	(1)	3	43	122	6	7	142	64	191	193
Industry Solutions	129	83	—	3	5	(2)	124	82	9	7	15	16	148	105
Mobility	(197)	99	(1)	—	(1)	(5)	(195)	104	1	1	66	18	(128)	123
Energy Sector	466	594	(39)	(21)	11	3	494	612	19	24	86	71	599	707
Fossil Power Generation	2	216	(49)	(27)	7	(2)	44	245	8	7	38	25	90	277
Renewable Energy	83	50	1	1	—	—	82	49	4	2	7	4	93	55
Oil & Gas	112	102	—	—	(1)	5	113	97	7	8	16	16	136	121
Power Transmission	149	144	7	5	8	(1)	134	140	3	3	16	16	153	159
Power Distribution	126	82	1	(1)	—	—	125	83	2	3	11	8	138	94
Healthcare Sector	226	380	5	8	3	7	218	365	93	60	88	60	399	485
Imaging & IT	232	347	1	2	—	(1)	231	346	49	42	16	21	296	409
Workflow & Solutions	(65)	45	—	1	—	4	(65)	40	1	2	7	3	(57)	45
Diagnostics	50	(4)	2	2	2	1	46	(7)	43	17	58	33	147	43

Total Sectors	1,485	1,992	(32)	(11)	14	15	1,503	1,988	199	172	496	320	2,198	2,480

Equity Investments	6	(7)	12	(7)	(6)	—	—	—	—	—	—	—	—	—
Cross-Sector Businesses
Siemens IT Solutions and Services	45	80	1	1	—	(5)	44	84	15	15	47	60	106	159
Siemens Financial Services (SFS)	49	52	9	14	27	34	13	4	1	1	74	83	88	88
Reconciliation to consolidated financial statements
Other Operations	(229)	(79)	1	2	10	(6)	(240)	(75)	29	15	97	18	(114)	(42)
Siemens Real Estate (SRE)	54	48	—	1	(13)	(29)	67	76	—	1	45	46	112	123
Corporate items and pensions	(2,767)	(441)	(12)	4	78	56	(2,833)	(501)	6	112	7	8	(2,820)	(381)
Eliminations, Corporate Treasury and other reconciling items	(123)	(104)	(2)	(1)	(107)	(82)	(14)	(21)	—	—	(17)	(17)	(31)	(38)

Siemens	(1,480)	1,541	(23)	3	3	(17)	(1,460)	1,555	250	316	749	518	(461)	2,389

(1)	Profit of the Sectors and Divisions as well as of Equity Investments, Siemens IT Solutions and Services and Other Operations is earnings before financing interest, certain pension costs and income taxes, whereas certain other items not considered performance indicative by Management may be excluded. Profit of SFS and SRE is Income before income taxes.

(2)	Includes impairment of investments accounted for using the equity method.

(3)	Includes impairment of non-current available-for-sale financial assets.

(4)	Adjusted EBIT is Income from continuing operations before income taxes less Financial income (expense), net and Income (loss) from investments accounted for using the equity method, net.

(5)	Amortization and impairments of intangible assets other than goodwill.

(6)	Includes impairments of goodwill of €8 and €— in the three months ended September 30, 2008 and 2007, respectively.

SUPPLEMENTAL DATA
SIEMENS
ADDITIONAL INFORMATION (II) (preliminary and unaudited)
Reconciliation from Profit / Income before income taxes to EBITDA (adjusted)
For the fiscal years ended September 30, 2008 and 2007
(in millions of €)

			Income (loss)								Depreciation
			from investments								and impairments
			accounted for								of property, plant
			using the equity		Financial income		EBIT				and equipment		EBITDA
	Profit(1)		method, net(2)		(expense), net(3)		(adjusted)(4)		Amortization(5)		and goodwill(6)		(adjusted)
	2008	2007	2008	2007	2008	2007	2008	2007	2008	2007	2008	2007	2008	2007
Sectors and Divisions
Industry Sector	3,861	3,521	15	22	—	(12)	3,846	3,511	330	262	809	658	4,985	4,431
Industry Automation	1,606	1,102	1	(4)	3	(1)	1,602	1,107	162	83	113	94	1,877	1,284
Drive Technologies	1,193	913	1	4	3	—	1,189	909	47	46	145	129	1,381	1,084
Building Technologies	466	429	1	2	2	(3)	463	430	65	66	73	83	601	579
Osram	401	492	3	5	—	6	398	481	23	28	297	227	718	736
Industry Solutions	439	312	7	15	3	(4)	429	301	29	33	57	61	515	395
Mobility	(230)	274	1	1	(10)	(11)	(221)	284	4	6	124	63	(93)	353
Energy Sector	1,434	1,818	41	17	7	10	1,386	1,791	78	94	267	247	1,731	2,132
Fossil Power Generation	(89)	792	9	(6)	2	(5)	(100)	803	20	30	100	90	20	923
Renewable Energy	242	134	5	4	—	—	237	130	10	8	21	16	268	154
Oil & Gas	351	241	—	—	(1)	4	352	237	28	29	57	56	437	322
Power Transmission	565	371	25	17	9	6	531	348	10	12	54	55	595	415
Power Distribution	369	279	2	1	(1)	5	368	273	11	14	33	27	412	314
Healthcare Sector	1,225	1,323	27	60	26	34	1,172	1,229	309	217	331	221	1,812	1,667
Imaging & IT	899	1,052	6	4	2	8	891	1,040	143	137	82	93	1,116	1,270
Workflow & Solutions	66	163	2	1	4	9	60	153	5	6	21	19	86	178
Diagnostics	248	95	6	7	9	12	233	76	161	74	218	104	612	254

Total Sectors	6,520	6,662	83	99	33	32	6,404	6,531	717	573	1,407	1,126	8,528	8,230

Equity Investments	95	(96)	101	(96)	(6)	—	—	—	—	—	—	—	—	—
Cross-Sector Businesses
Siemens IT Solutions and Services	144	252	25	10	9	(1)	110	243	50	59	174	223	334	525
Siemens Financial Services (SFS)	286	329	57	59	182	256	47	14	3	5	282	272	332	291
Reconciliation to consolidated financial statements
Other Operations	(367)	(232)	1	7	10	(23)	(378)	(216)	57	50	212	128	(109)	(38)
Siemens Real Estate (SRE)	356	228	—	10	(51)	(98)	407	316	1	1	160	160	568	477
Corporate items and pensions	(3,853)	(1,684)	(7)	19	186	165	(4,032)	(1,868)	68	120	29	31	(3,935)	(1,717)
Eliminations, Corporate Treasury and other reconciling items	(307)	(358)	—	—	(241)	(339)	(66)	(19)	—	—	(67)	(63)	(133)	(82)

Siemens	2,874	5,101	260	108	122	(8)	2,492	5,001	896	808	2,197	1,877	5,585	7,686

(1)	Profit of the Sectors and Divisions as well as of Equity Investments, Siemens IT Solutions and Services and Other Operations is earnings before financing interest, certain pension costs and income taxes, whereas certain other items not considered performance indicative by Management may be excluded. Profit of SFS and SRE is Income before income taxes.

(2)	Includes impairment of investments accounted for using the equity method.

(3)	Includes impairment of non-current available-for-sale financial assets.

(4)	Adjusted EBIT is Income from continuing operations before income taxes less Financial income (expense), net and Income (loss) from investments accounted for using the equity method, net.

(5)	Amortization and impairments of intangible assets other than goodwill.

(6)	Includes impairments of goodwill of €78 and €60 for the fiscal years ended September 30, 2008 and 2007, respectively.

SUPPLEMENTAL DATA
SIEMENS
ADDITIONAL INFORMATION (III) (preliminary and unaudited)
External revenue of Sectors and Cross-Sector businesses by regions
For the fiscal years ended September 30, 2008 and 2007
(in millions of €)

	External revenue (location of customer)
	Europa, C.I.S.(1), Africa				therein Germany				Americas				Asia, Australia, Middle East				Total
	2008	2007	% Change		2008	2007	% Change		2008	2007	% Change		2008	2007	% Change		2008	2007	% Change
Sectors
Industry Sector	20,808	19,703	6%		7,513	7,196	4%		8,817	8,947	(1)%		7,283	6,326	15%		36,908	34,976	6%
Energy Sector	9,526	8,243	16%		1,890	1,876	1%		5,643	4,885	16%		7,022	6,747	4%		22,191	19,875	12%
Healthcare Sector	4,351	3,596	21%		980	875	12%		4,861	4,578	6%		1,904	1,624	17%		11,116	9,798	13%
Cross-Sector Businesses
Siemens IT Solutions and Services	3,322	3,415	(3)%		1,451	1,498	(3)%		430	472	(9)%		93	101	(8)%		3,845	3,988	(4)%
Siemens Financial Services (SFS)	458	439	4%		163	160	2%		213	212	0%		4	2	100%		675	653	3%
Reconciliation to Siemens	2,330	2,784	(16)%		800	989	(19)%		143	227	(37)%		119	147	(19)%		2,592	3,158	(18)%

Siemens	40,795	38,180	7%		12,797	12,594	2%		20,107	19,321	4%		16,425	14,947	10%		77,327	72,448	7%

	External revenue of Sectors and Cross-Sector businesses as a percentage of regional and Siemens total revenue
	Percentage of regional external revenue																Percentage of Siemens
	Europa, C.I.S.(1), Africa				therein Germany				Americas				Asia, Australia, Middle East				total revenue
	2008	2007	Change in pp		2008	2007	Change in pp		2008	2007	Change in pp		2008	2007	Change in pp		2008	2007	Change in pp
Sectors
Industry Sector	56%	56%	0.0	pp	20%	21%	-0.2	pp	24%	26%	-1.7	pp	20%	18%	1.6	pp	48%	48%	-0.5	pp
Energy Sector	43%	41%	1.5	pp	9%	9%	-0.9	pp	25%	25%	0.9	pp	32%	34%	-2.3	pp	29%	27%	1.3	pp
Healthcare Sector	39%	37%	2.4	pp	9%	9%	-0.1	pp	44%	47%	-3.0	pp	17%	17%	0.6	pp	14%	14%	0.9	pp
Cross-Sector Businesses
Siemens IT Solutions and Services	86%	86%	0.8	pp	38%	38%	0.2	pp	11%	12%	-0.7	pp	2%	3%	-0.1	pp	5%	6%	-0.5	pp
Siemens Financial Services (SFS)	68%	67%	0.6	pp	24%	25%	-0.4	pp	32%	32%	-0.9	pp	1%	0%	0.3	pp	1%	1%	0.0	pp
Reconciliation to Siemens	90%	88%	1.7	pp	31%	31%	-0.5	pp	6%	7%	-1.7	pp	5%	5%	-0.1	pp	3%	4%	-1.0	pp

Siemens	53%	53%	0.1	pp	17%	17%	-0.8	pp	26%	27%	-0.7	pp	21%	21%	0.6	pp	100%	100%

(1)	Commonwealth of Independent States.

Press Presse Press Presse

Munich, Germany, November 12, 2008
Barbara Kux appointed to Managing Board to head Supply Chain Management and serve as Chief Sustainability Officer — First woman on Managing Board in 160 years
Barbara Kux is joining the Managing Board of Siemens AG, marking the first time in the company’s over 160-year history that a woman has been appointed to Siemens AG’s governing body. At the same time, this makes Siemens the only DAX 30 industrial company with a woman on its board. The 54-year-old Swiss citizen, who served as Chief Procurement Officer at Philips in the Netherlands since 2003, will head the newly created Supply Chain Management organization and be responsible for the company’s global procurement volume of €42 billion. She will also serve as Chief Sustainability Officer and take over the marketing of the company’s cross-Sector environmental portfolio.
At its meeting today, the Siemens Supervisory Board appointed Barbara Kux a full member of the Managing Board of Siemens AG, effective November 17, 2008. The 54-year-old Swiss citizen previously was a member of the Philips top management responsible for procurement and sustainability, and earlier worked for Ford, ABB, Nestlé and McKinsey. Barbara Kux studied in Europe and the United States, and received an MBA from INSEAD in Fontainebleau, France. In 1995, she was invited by the World Economic Forum in Davos to join the select “Global Leader of Tomorrow” group.
Gerhard Cromme, Chairman of the Supervisory Board of Siemens AG, welcomed Ms. Kux as an outstanding personality with a broad international background, particularly in the field of supply chain management: “I am pleased that we have won Ms. Kux as a new member of Siemens’ top management team.” Peter Löscher, President and CEO of Siemens AG, said that “in view of the current global economic challenges, the appointment of Ms. Kux comes at just the right moment.” Her responsibility for Siemens’ global procurement will give Ms. Kux a lever that is critically important for further increasing the company’s overall efficiency. “The first appointment of a woman to the Managing Board,” Löscher stated, “underscores the fact that we at Siemens want more women in top management positions and offer them outstanding career opportunities with our company.”
A photo of Mrs. Barbara Kux is available on our website www.siemens.com/press.
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Barbara Kux
Member of the Managing Board of Siemens AG born on February 26, 1954
Head of Supply Chain Management in Zurich, Switzerland
Education
Gymnasium, Matura in Zurich
AFS Scholarship, USA
INSEAD Fontainebleau, MBA with Distinction
Professional history

1978	Nestlé Deutschland subsidiary, Marketing Manager

1984	McKinsey & Company, Inc., Düsseldorf,
- Management Consultant
- Engagement Manager

1989	Asea Brown Boveri AG, Zurich
- Vice President for Eastern Europe
- President ABB Power Ventures

1993	Nestlé S.A., Vevey, Switzerland,
- Vice President for Central and Eastern Europe
- President Nestlé Holding Poland

1995	Invited to join the select group of Global Leaders of Tomorrow at the World Economic Forum in Davos

1999	Ford Motor Company, Vienna and Cologne
- Executive Director Central European Sales Operations
- Executive Director Ford of Europe with responsibility for operational synergies

2003	Royal Philips Electronics N.V, Amsterdam, Netherlands,
- Member of the Group Management Committee and Chief Procurement Officer
- since 2005, also responsible for sustainability and green business

2008	Siemens AG, Munich, Member of the Managing Board of Siemens AG Head of Supply Chain Management and Chief Sustainability Officer
Siemens AG (Berlin and Munich) is a global powerhouse in electronics and electrical engineering, operating in the industry, energy and healthcare sectors. The company has around 400,000 employees (in continuing operations) working to develop and manufacture products, design and install complex systems and projects, and tailor a wide range of solutions for individual requirements. For over 160 years, Siemens has stood for technological excellence, innovation, quality, reliability and internationality. In fiscal 2007, Siemens had revenue of €72.4 billion and income from continuing operations of €3.9 billion (IFRS). Further information is available on the Internet at: www.siemens.com.
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Siemens AG	Media Relations: Constantin Birnstiel
Corporate Communications and Government Affairs	Telephone: +49 89 636-36669
Wittelsbacherplatz 2, 80333 Munich	E-mail: constantin.birnstiel@siemens.com
Germany	Siemens AG
Wittelsbacherplatz 2, 80333 Munich
Reference number: AXX200811.6 d	Germany

Munich, November 12, 2008
Legal Proceedings — Fourth Quarter Fiscal 2008
As previously reported, public prosecutors and other government authorities in jurisdictions around the world are conducting investigations of Siemens and certain of our current and former employees regarding allegations of public corruption, including criminal breaches of fiduciary duty including embezzlement, as well as bribery, money laundering and tax evasion, among others. These investigations involve allegations of corruption at a number of Siemens’ business units.
For more information regarding these and other legal proceedings in which Siemens is involved, as well as the potential risks associated with such proceedings and their potential financial impact on the Company, please refer to Siemens’ Annual Report for the fiscal year ended September 30, 2007 (Annual Report) and its annual report on Form 20-F for the fiscal year ended September 30, 2007 (Form 20-F), and, in particular, to the information contained in “Item 3: Key Information — Risk Factors”, “Item 4: Information on the Company — Legal Proceedings”, “Item 5: Operating Financial Review and Prospects”, and “Item 15: Controls and Procedures” of the Form 20-F.
Developments regarding investigations and legal proceedings that have occurred since the publication of Siemens’ Annual Report and Form 20-F include:
•	The investigation of the Munich public prosecutor extends beyond the former Communications (Com) group. To date, the Munich public prosecutor has announced that groups under investigation include Siemens’ former Power Transmission and Distribution (PTD) group, in which a former member of the Managing Board is a suspect, the former Power Generation (PG) group, the former Medical Solutions (Med) group, the former Transportation Systems (TS) group and Siemens’ IT Solutions and Services group.

•	In January 2008, the Company announced, at the Annual Shareholders’ Meeting, that the U.S. Securities and Exchange Commission (SEC) and the U.S. Department of Justice (DOJ) had agreed to begin discussions with the Company regarding a possible settlement of their investigations into possible violations of U.S. law in connection with allegations of corruption.

•	In November 2008, Siemens AG announced it would accrue a provision in the amount of approximately €1 billion in fiscal 2008 in connection with ongoing settlement negotiations with the Munich public prosecutor, the SEC and DOJ. This estimate is based on the status of ongoing discussions being held between the Company and the authorities.

•	In May 2008, the Munich prosecutor announced an investigation against the former Chairman of the Supervisory Board, the former CEO and other former members of the Supervisory Board and of the Managing Board of Siemens AG. The investigation is based on Section 130 of the German Law on Administrative Offences regarding violations of the duty to take appropriate supervisory measures required to prevent breaches of criminal and administrative law.

•	On July 29, 2008, the Supervisory Board of Siemens AG resolved to claim damages from former members of the former Corporate Executive Committee of the Managing Board of Siemens AG. The claims are based on breaches of their organizational and supervisory duties in view of the accusations of illegal business practices and extensive bribery that occurred in the course of international business transactions and the resulting financial burdens to the company. Claims are being asserted against ten former executives, including two former Chief Executive Officers of Siemens and a former Chief Financial Officer. Claims for damages are also being brought against one of the aforementioned ten former executives and one additional former member of the Managing Board in connection with payments made to the former head of the independent employee association AUB (Arbeitsgemeinschaft Unabhängiger Betriebsangehöriger). The former executives have been invited to respond to the claims before legal action for damages is taken. In addition, in September 2008, two former chairmen of the

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Supervisory Board, one of whom is also a former CEO and referred to above, have been invited to respond to allegations that they had breached their supervisory duties, before the Company considers further steps and possible damage claims against them.

•	In the course of its investigation, Debevoise has identified and reported to the Company evidence of payments to business consultants, sales-related intermediaries and cash payments. The Company has analyzed whether such payments were considered in its analysis of income tax non-deductible payments conducted in fiscal 2007 and identified no additional income tax impact from such payments. The Company is also analyzing certain inter-company transactions identified by Debevoise and does not expect a significant impact on its consolidated financial statements from these transactions.

•	As previously reported, the Company also investigates evidence of additional bank accounts at various locations. The Company is investigating the amount of the funds, as well as whether such funds can be recorded on the Company’s balance sheet. In October 2008, the Company recovered funds in immaterial amounts from certain such accounts.

•	In November 2007, authorities in Nigeria conducted searches of the premises of Siemens Ltd. Nigeria in connection with an investigation into alleged illegal payments to Nigerian public officials between 2002 and 2005.

•	In December 2007, the Norwegian public prosecutor’s office conducted a search of Siemens AS Norway’s offices as well as several private homes in connection with payments made by Siemens for golf trips in 2003 and 2004, which were attended by members of the Norwegian Department of Defense.

•	The public prosecutor in Milan, Italy is investigating allegations concerning whether two employees of Siemens S.p.A. made illegal payments to employees of the state-owned gas and power group ENI. In November 2007, the public prosecutor filed charges against the two employees, Siemens S.p.A. and one of its subsidiaries, as well as against other individuals and companies not affiliated with Siemens.

•	Authorities in Russia are conducting an investigation into alleged embezzlement of public funds in connection with the award of contracts to Siemens for the delivery of medical equipment to public authorities in Yekaterinburg in the years 2003 to 2005. An employee of Siemens Russia was arrested in connection with this investigation and subsequently released in September 2008.

•	In January 2008, the Vienna, Austria public prosecutor announced an investigation into payments between 1999 and 2006 relating to Siemens AG Austria and its subsidiary VAI for which valid consideration could not be identified.

•	In January 2008, the Malaysian Anti-Corruption Agency executed a search warrant at the premises of Siemens Malaysia and requested interviews with several employees of Siemens Malaysia in connection with an investigation into a project involving the PTD group in 2005.

•	As previously reported, Siemens was contacted by representatives of regional development banks, including the Inter-American Development Bank, the Asian Development Bank, the African Development Bank, the European Bank for Reconstruction and Development and the European Investment Bank, regarding anti-corruption inquiries and other matters of relevance to them.

•	As previously reported, in connection with the investigation relating to an agreement entered into by Siemens with an entity controlled by the former head of the independent employee association AUB (Arbeitsgemeinschaft Unabhängiger Betriebsangehöriger), in April 2007, a former member of the Managing Board of Siemens AG was arrested and subsequently posted bail in the amount of €5 million and was released from custody. In connection with the posting

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•	of bail, a bank issued a bond (Bankbürgschaft) in the amount of €5 million, €4.5 million of which was guaranteed by the Company pursuant to the provisions of German law. The warrant associated with the arrest of the former member of the Managing Board has since been revoked and the bank bond, as well as the Company’s guarantee thereof, has been released. In July 2008, the Nürnberg-Fürth prosecutor brought charges against this former member of the Managing Board on several counts of criminal breach of fiduciary duty and tax evasion. In September 2008, the trial against this former member started before the Regional Court of Nürnberg-Fürth. Furthermore, the Nürnberg-Fürth prosecutor has initiated an investigation against two other former members of the Managing Board on suspicion of abetting breach of fiduciary duty.

•	In December 2007, a suit and motion for approval of a class action was filed in Israel to commence a class action based on the fines imposed by the European Commission for alleged anti-trust violations in the high-voltage gas-insulated switchgear market. Thirteen companies have been named as defendants in the suit and motion, among them Siemens AG Germany, Siemens AG Austria and Siemens Israel Ltd. The class action alleges damages to electricity consumers in Israel in the amount of approximately €575 million related to higher electricity prices claimed to have been paid because of the alleged anti-trust violations. The court has not yet ruled on the motion for approval of the class action.

•	In January 2008, the Competition Authority of Slovakia imposed a fine of €3.3 million on Siemens and VA Tech in connection with an investigation into possible anti-trust violations in the market for high-voltage gas-insulated switchgear. The Company has filed an appeal against this decision.

•	As previously reported, in December 2006, the Japanese Fair Trade Commission (FTC) had searched the offices of more than ten producers and dealers of healthcare equipment, including Siemens Asahi Medical Technologies Ltd., in connection with an investigation into possible anti-trust violations. In February 2008, the FTC announced its findings. Siemens was found not guilty of participating in anti-trust violations, and was therefore not fined or otherwise punished.

•	As previously reported, the Polish Competition Authority conducted an investigation against Siemens Sp. z.o.o. Poland regarding possible anti-trust violations in the market for the maintenance of diagnostic medical equipment. In May 2008, the Authority issued a final decision finding that Siemens Poland had not violated anti-trust regulations.

•	In May 2008, Siemens received a decision issued by the Controller of the United Nations upon the recommendation of the Vendor Review Committee of the United Nations Secretariat Procurement Division (UNPD). According to the decision, which is based on the Fifth and Final Report (IIC Report) of the Independent Inquiry Committee into the United Nations Oil for Food Program, Siemens Medical Solutions is to be suspended for a minimum period of six months, effective as of May 23, 2008, from the UNPD Vendor Roster. Siemens appealed the decision. The review of the decision is pending.

•	The Company has become aware of media reports that in June 2008 the Republic of Iraq filed an action requesting unspecified damages against 93 named defendants with the United States District Court for the Southern District of New York on the basis of findings made in the IIC Report. Siemens S.A.S France, Siemens A.S. Turkey and Osram Middle East FZE, Dubai are reported to be among the 93 named defendants. None of the Siemens affiliates have been served to date.

•	In June 2008, the court of first instance in Kalimantan Province, Indonesia, found the head of the former Med group of Siemens PT Indonesia not guilty of allegations of participation in bribery, fraud, and overcharging related to the awarding of a contract for the delivery of medical equipment to a hospital in 2003. The decision has been appealed by the prosecutor.

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•	In June 2008, a court of first instance in the Czech Republic reversed the decision by the national competition authority regarding alleged anti-trust violations in the high-voltage gas-insulated switchgear market and ordered the authority to repay to Siemens the €11.7 million fine imposed by the authority. The authority has the right to appeal the decision.

•	In July 2008, the public prosecutor in Athens, Greece concluded his preliminary investigation relating to allegations of active and passive bribery of public officials, money laundering and aiding and abetting the foregoing, in connection with, among others, a telecom contract relating to the 2004 Olympic Games awarded by the Greek government to Siemens and purchases of telecom equipment by the Hellenic Telecommunications Organization SA (OTE) in the late 1990s. The prosecutor named several suspects, including several former Siemens employees, and transferred the case to an investigative Magistrate’s Court in Athens, which can issue criminal charges against specific individuals. Separately, preliminary investigations continue into allegations of bribery by Siemens of the Greek national railways and of the Greek Ministry of Defense and the Military. The Greek Ministry of Finance has also announced tax probes into the local operations of Siemens.

•	In July 2008, OTE filed a lawsuit against Siemens in the district court of Munich, Germany seeking to compel Siemens to disclose the outcome of its internal investigations with respect to OTE. OTE seeks to obtain information with respect to allegations of undue influence and/or acts of bribery in connection with contracts concluded with OTE from 1992 to 2006. On September 25, 2008, Siemens was served with the complaint by the district court.

•	In July 2008, the Central Anti-Corruption Office of Poland executed a search warrant at the premises of Siemens Poland in connection with a corruption investigation relating to several contracts of the former Com group.

•	As previously reported, the Company requested arbitration against the Republic of Argentina before the International Center for Settlement of Investment Disputes (ICSID) of the World Bank. The Company claimed that Argentina unlawfully terminated the Company’s contract for the development and operation of a system for the production of identity cards, border control, collection of data and voters’ registers and thereby violated the Bilateral Investment Protection Treaty between Argentina and Germany (BIT). The Company sought damages for expropriation and violation of the BIT of approximately $500 million. Argentina disputed jurisdiction of the ICSID arbitration tribunal and argued in favor of jurisdiction of the Argentine administrative courts. The arbitration tribunal rendered a decision on August 4, 2004, finding that it had jurisdiction over the Company’s claims and that the Company was entitled to present its claims. A hearing on the merits of the case took place before the ICSID arbitration tribunal in Washington in October 2005. A unanimous decision on the merits was rendered on February 6, 2007, awarding the Company compensation in the amount of $217.8 million on account of the value of its investment and consequential damages, plus compound interest thereon at a rate of 2.66% since May 18, 2001. The tribunal also ruled that Argentina is obligated to indemnify the Company against any claims of subcontractors in relation to the project (amounting to approximately $44 million) and, furthermore, that Argentina would be obligated to pay the Company the full amount of the contract performance bond ($20 million) in the event this bond was not returned within the time period set by the tribunal (which period subsequently elapsed without delivery). On June 4, 2007, Argentina filed with the ICSID an application for the annulment and stay of enforcement of the award, alleging serious procedural irregularities. An ad hoc committee has been appointed to consider Argentina’s application. On June 6, 2008, Argentina filed with the ICSID an application for revision and request for stay of enforcement of the award alleging the discovery of new, previously unknown facts that would have decisively affected the award. Argentina relies on information reported in the media alleging bribery by the Company, which it argues makes the BIT inapplicable. The application was registered by the ICSID on June 9, 2008 and forwarded to the original members of the ICSID arbitration tribunal. The application for revision may result in a stay with respect to Argentina’s application for annulment pending before the ad hoc committee. On September 12, 2008, the arbitral tribunal issued its initial procedural order requiring that Argentina submit its memorial supporting the application for revision by February 13, 2009. In addition, the arbitral tribunal ordered that

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Argentina inform it, fortnightly beginning on September 30, 2008, of the steps taken and progress achieved by Argentina in obtaining information relevant to the application for revision. The tribunal postponed its decision on leave to submit a counterclaim until the request has been formulated and substantiated. No deadline was set.

•	In August 2008, the Argentinean Anti-corruption Authority executed a search at the premises of Siemens Argentina and Siemens IT Services SA in Buenos Aires relating to an investigation into corruption of government officials in connection with the awarding to Siemens in 1998 of the contract for the development and operation of a system for the production of identity cards, border control, collection of data and voters’ registers, referred to above. The Argentinean investigative judge also requested judicial assistance from the Munich prosecutor and the federal court in New York.

•	In August 2008, the Anticorruption Police in Vietnam commenced an investigation in connection with contracts between the Company and a government-related supply company for the Vietnamese postal and communication sector.

•	As previously reported, Italian and German prosecutors have investigated allegations that former Siemens employees provided improper benefits to former employees of Enel in connection with Enel contracts. In Italy, legal proceedings against two former Siemens employees ended when the “patteggiamento” (plea bargaining procedure without the admission of guilt or responsibility) by the charged employees and Siemens AG entered into force in November 2006.

In May 2007, the Regional Court of Darmstadt convicted one former employee on counts of commercial bribery and embezzlement and another former employee on counts of aiding and abetting commercial bribery and sentenced them to prison sentences, suspended on probation. Siemens AG was ordered to disgorge €38 million of profits. The prosecutor and both defendants appealed the decision. Siemens AG appealed the decision with respect to the disgorgement. In August 2008, the German Federal Supreme Court (Bundesgerichtshof) reversed the convictions of the former employees on counts of commercial bribery and aiding and abetting commercial bribery. As a consequence, the Federal Supreme Court also reversed the disgorgement order of €38 million of profits by Siemens AG. The Federal Supreme Court confirmed the conviction of the first former employee on counts of embezzlement to the detriment of Siemens AG, and remanded the case against the former employees to another criminal division of the Regional Court of Darmstadt.

•	In October 2008, U.S. authorities conducted a search at the premises of Siemens Building Technologies Inc. in Cleveland, Ohio, in connection with a previously ongoing investigation into activities with Cuyahoga County government agencies.

•	In July 2008, Mr. Abolfath Mahvi filed a request for arbitration with the International Chamber of Commerce in Paris (ICC) seeking an award of damages against Siemens in the amount of DM 150 million (or the equivalent in euro) plus interest. Mr. Mahvi’s claim is based on a contract concluded in 1974 between a then subsidiary of Siemens and two companies, one domiciled in the Bermudas and the other in Liberia. Mr. Mahvi alleges that he is the successor in interest to the Bermudan and Liberian companies and that the companies assisted Siemens with the acquisition of a power plant project in Bushehr, Iran. Siemens believes Mr. Mahvi’s claim to be without merit, particularly because the contract on which his claim is based was the subject of a previous ICC arbitration that resulted in the dismissal of the action filed against Siemens.

•	Pursuant to an agreement dated June 6, 2005, the Company sold its mobile devices business to Qisda Corp. (formerly named BenQ Corp.), a Taiwanese company. A dispute arose in 2006 between the Company and Qisda concerning the calculation of the purchase price. From September 2006 onwards, several subsidiaries in different countries used by Qisda for purposes of the acquisition of various business assets from the Company filed for insolvency protection and failed to fulfill their obligations under various contracts transferred to them by the

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Company under the 2005 agreement. On December 8, 2006, the Company initiated arbitration proceedings against Qisda requesting a declaratory award that certain allegations made by Qisda in relation to the purchase price calculation are unjustified. The Company further requested an order that Qisda perform its obligations and/or the obligations of its local subsidiaries assumed in connection with the acquisition or, in the alternative, that Qisda indemnify the Company for any losses. The Company’s request for arbitration was filed with the International Chamber of Commerce in Paris. The seat of arbitration is Zurich, Switzerland. In March 2007, Qisda raised a counterclaim alleging that the Company made misrepresentations in connection with the sale of the mobile devices business and asserted claims in connection with the purchase price. In November 2007, the Company expanded its claims that Qisda indemnify the Company in relation to any losses suffered as a result of Qisda’s failure to perform its obligations and/or the obligations of its locally incorporated subsidiaries. Qisda amended its counterclaim in March 2008 by (i) changing its request for declaratory relief with regard to the alleged misrepresentations to a request for substantial damages, and (ii) raising further claims for substantial damages and declaratory relief. The Company has requested that the arbitral tribunal dismiss the counterclaim.

•	Siemens AG is member of a supplier consortium consisting of Siemens AG and a further consortium consisting of Areva NP SAS and its 100 % affiliate Areva NP GmbH. The Company holds a 34% share in Areva NP SAS. The supplier consortium was contracted by Teollisuuden Voima Oyj (TVO) for the nuclear power plant project “Olkilouto 3” in Finland. The Company’s participation in the project is approximately 27%. The project is expected to be delayed by a minimum of 30 months for reasons disputed by TVO and the supplier consortium. TVO and the supplier consortium are attempting to resolve their dispute amicably. However, if they are unsuccessful, the commencement of arbitration proceedings is likely.
The Company remains subject to corruption-related investigations in the United States and other jurisdictions around the world. As a result, additional criminal or civil sanctions could be brought against the Company itself or against certain of its employees in connection with possible violations of law, including the U.S. Foreign Corrupt Practices Act (FCPA). In addition, the scope of pending investigations may be expanded and new investigations commenced in connection with allegations of bribery and other illegal acts. The Company’s operating activities, financial results and reputation may also be negatively affected, particularly due to imposed penalties, fines, disgorgements, compensatory damages, third-party litigation, including by competitors, the formal or informal exclusion from public procurement contracts or the loss of business licenses or permits. As previously reported and as described above, the Munich district court imposed a fine in October 2007 and the Company recorded a provision in fiscal 2008 in connection with the investigations. However, no additional charges or provisions for any such penalties, fines, disgorgements or damages have been recorded or accrued as management does not yet have enough information to estimate such amounts reliably. The Company expects that additional expenses and provisions will need to be recorded in the future for penalties, fines, damages or other charges, which could be material, in connection with the investigations. The Company will also have to bear the costs of continuing investigations and related legal proceedings, as well as the costs of on-going remediation efforts. Furthermore, changes affecting the Company’s course of business or changes to its compliance programs beyond those already taken may be required.
The fourth quarter of fiscal 2008 included a total of €89 million in expenses for outside advisors engaged by Siemens in connection with the investigations into alleged violations of anti-corruption laws and related matters as well as remediation activities. In fiscal 2008, the total amount of these expenses was €510 million.

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This document contains forward-looking statements and information — that is, statements related to future, not past, events. These statements may be identified by words such as “expects,” “looks forward to,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates,” “will,” “project” or words of similar meaning. Such statements are based on our current expectations and certain assumptions, and are, therefore, subject to certain risks and uncertainties. A variety of factors, many of which are beyond Siemens’ control, affect our operations, performance, business strategy and results and could cause the actual results, performance or achievements of Siemens to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements. For us, particular uncertainties arise, among others, from changes in general economic and business conditions (including margin developments in major business areas); the behavior of financial markets, including fluctuations in interest and exchange rates, commodity and equity prices, debt prices (credit spreads) and financial assets generally; continued volatility and further deterioration of the capital markets; the commercial credit environment and, in particular, additional uncertainties arising out of the subprime, financial market and liquidity crises; future financial performance of major industries that we serve, including, without limitation, the Sectors Industry, Energy and Healthcare; the challenges of integrating major acquisitions and implementing joint ventures and other significant portfolio measures; introduction of competing products or technologies by other companies; lack of acceptance of new products or services by customers targeted by Siemens; changes in business strategy; the outcome of pending investigations and legal proceedings, especially the corruption investigations we are currently subject to in Germany, the United States and elsewhere; the potential impact of such investigations and proceedings on our ongoing business including our relationships with governments and other customers; the potential impact of such matters on our financial statements; as well as various other factors. More detailed information about certain of these factors is contained throughout this report and in our other filings with the SEC, which are available on the Siemens website, www.siemens.com, and on the SEC’s website, www.sec.gov. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in the relevant forward-looking statement as expected, anticipated, intended, planned, believed, sought, estimated or projected. Siemens does not intend or assume any obligation to update or revise these forward-looking statements in light of developments which differ from those anticipated.

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SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SIEMENS AKTIENGESELLSCHAFT
Date: November 13, 2008	/s/ Dr. Klaus Patzak
	Name:	Dr. Klaus Patzak
	Title:	Corporate Vice President and Controller

/s/ Dr. Juergen M. Wagner
	Name:	Dr. Juergen M. Wagner
	Title:	Head of Financial Disclosure and Corporate Performance Controlling